Exhibit 99.2

MAG SILVER CORP. Management's Discussion & Analysis For the three months ended March 31, 2016
Dated: May 12, 2016

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The following Management's Discussion and Analysis ("MD&A") focuses on the financial condition and results of operations of MAG Silver Corp. ("MAG" or the "Company") for the three months ended March 31, 2016 and 2015.  It is prepared as of May 12, 2016 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2016 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2015, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com .

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars ("US$") unless otherwise stated.  The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the US$.

The common shares of the company trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.  The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("National Instrument 43-101" or "NI 43-101").  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company's future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements").  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed Annual Information Form ("AIF").

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company's management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company's ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company's ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect.  The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "Preliminary Economic Assessment" as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

1. DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt. The Company's principal assets include the Company's 44% interest in the Juanicipio joint venture (the "Juanicipio Property"), and its 100% owned Cinco de Mayo property (the "Cinco de Mayo Property"), both located in Mexico. The Company also owns a 100% interest in the Guigui property, also in Mexico.

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"), a Mexican incorporated joint venture company, which owns the high grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico.  Both exploration and development of the Juanicipio Property are being carried out by the project operator, Fresnillo plc ("Fresnillo"), which holds the remaining 56% interest in the joint venture.

The major asset associated with the Juanicipio Property is a high grade silver-gold-lead-zinc epithermal vein deposit.  Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors.  The Company's share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight.  Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Property on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") (see press release dated June 14, 2012) ("2012 PEA").  The 2012 PEA was subsequently reproduced in the same form in 2014 by Roscoe Postle Associates Inc. ("RPA") in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the "Juanicipio Technical Report") (see Press Release dated May 27, 2014).

The 2012 PEA defined Juanicipio as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.  The 2012 PEA was based on a resource estimate and model developed by Strathcona Mineral Services ("Strathcona") dated November 2011. The 2014 Juanicipio Technical Report included an updated Juanicipio resource based on in-fill drill results from a 2012-2013 drill program, and manually divided the resource into the Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone. The BGS Zone resource veins have a similar footprint as prior resource estimates (see Press Releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  With minimal change to the BGS Zone footprint, the Juanicipio Technical Report from RPA stated that the results of the 2012 PEA remain a reasonable representation of the property's economic potential.

The economic analysis in the Juanicipio Technical Report is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that a preliminary economic assessment will be realized.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein included four new exploration step-out holes (P1-P4) targeted approximately 100 metres below the existing "Deep Zone" Indicated and Inferred Resources reported in the Juanicipio Technical Report.  The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Press Release dated April 23, 2015).  This new zone, "Valdecañas Profundo" appears to be the extension of the southwest dipping West Valdecañas Vein and it remains open to depth along its entire strike length to the Joint Venture boundary.  The possibility of a similar deep continuation of the East Valdecañas Vein remains untested and open.

The intercepts from these four holes widen progressively from 11.69 up to 32.09 metres (true widths) towards the east in the central portion of the property, extending the widening Deep Zone to depth. The intercepts also show calc-silicate (skarn) alteration in and around the veins and the first significant copper ("Cu") values (0.2-0.8% Cu) for the entire area, both of which are indicators of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.  The appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining, suggests that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the entire Valdecañas vein system.

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty.  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

No active exploration has been undertaken on the Cinco de Mayo Property since late 2012, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido. Although the Company believes that the matter will ultimately be resolved, the overall timeline to a resolution is not determinable at this time.

Guigui Property

The Guigui Property is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, home to the world's largest Carbonate Replacement Deposit ("CRD") camp.  Strong aero-magnetic anomalies were identified in late 2007 but could not be drilled because they straddled the eastern border of the original "Guigui" claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare "Guiguito" concession.  The combined property now consists of roughly 8,300 hectares.  Exploration of the property is currently focused in the central and western areas where geologic mapping is revealing potential drill targets.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

2. HIGHLIGHTS

✓	The Company closed a $65,006 bought deal financing along with a fully exercised over-allotment option (additional gross proceeds of $9,751), for total gross proceeds of $74,757.

✓
With the net proceeds from the offering of $70,699, the Company believes that it is now fully funded for its 44% share of Juanicipio development costs, as envisioned in the 2014 Juanicipio Technical Report.

✓
Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report, with the cumulative advance of the ramp having now surpassed 2,800 metres of the 3,500 metres needed to reach the Valdecañas Vein (expected in early 2017).

✓
Deep exploration drilling at Juanicipio was ongoing throughout the quarter, with seven of the planned nine deep holes in the program now complete along with three additional deep holes drilled from underground along the ramp (all assays pending and expected early in the third quarter).

✓	The final two deep holes being drilled from surface are currently in progress.

✓	A supplemental $1,200 (MAG's 44% share is $528) follow up of the deep drilling program at Valdecañas was approved by the Juanicipio Technical Committee subsequent to the quarter end.

3. FINANCING ACTIVITIES

Financing

On March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and the Company paid commission to the underwriters of $3,497 and legal and filing costs totaled an additional $561, resulting in net proceeds of $70,699. As outlined in the public offering document, the Company intends to use the net proceeds of the offering primarily to fund development and exploration expenditures at the Juanicipio Property and for working capital and general corporate purposes.

Given the Juanicipio development progress to date, and the Company's cash on hand (March 31, 2016: $142,028), the Company believes that it has enough cash  on hand to fully fund its 44% share of development expenditures for the Juanicipio mine development, as envisioned in the Juanicipio Technical Report (see "Liquidity and Capital Resources" below).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

4. DEVELOPMENT AND EXPLORATION ACTIVITIES

Underground Development – Juanicipio Property

According to the Juanicipio Technical Report timeline, the first 33 months of development focuses primarily on the ramp decline advancing towards the main Valdecañas Vein of the property.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed, and the ramp decline is currently advancing with drilling and blasting.  The ramp development advance rate is now at or exceeding the levels envisioned in the Juanicipio Technical Report (115 metres per month), with the cumulative ramp having surpassed 2,800 metres of the 3,500 metres needed to reach the Valdecañas Vein, at which time stope access and development will begin. At current advance rates, the Company anticipates reaching the Valdecañas Vein by early 2017.  In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is complete, with culverts in all major drainages.

Exploration – Juanicipio Property

Current Deep Drilling Program

In 2015, Fresnillo and MAG agreed to an additional 10,000 metre, 9 hole, $1,500 (MAG's 44% share is $660) 2015 and 2016 drill program to further delineate the extent of the new Valdecañas Profundo deep zone and expand the mineralization hit in holes P1-P4.  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting was reallocated to underground drilling beneath the East Valdecañas Vein to test it at depths comparable to Holes P1-P4 drilled under the Valdecañas West Vein.  A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November 2015 and is currently ongoing. The holes range from 850 to over 1,200 metres in depth, and as expected with such depth, several holes required multiple attempts to reach target depths.  Seven of the planned nine deep holes in the program are now complete and three additional deep holes have been drilled from underground from within the ramp.  All assays are currently pending.

The final two deep holes being drilled from surface are currently in progress and are expected to be completed by early June, with assays from all holes available by early in the third quarter.

Subsequent to the quarter end,  the Joint Venture Technical Committee approved a supplemental $1,200 budget (MAG's 44% share is $528) for additional 2016 deep and shallow in-fill drilling as well as protection and exploration holes along and ahead of the path of the decline as it approaches the Valdecañas Vein.  This supplemental drill program is for a combined 8,900 metres of surface and underground drilling.

Exploration – Cinco de Mayo

No active exploration is currently being undertaken on the Company's Cinco de Mayo Property, as the Company continues its efforts to obtain a renewed surface agreement with the local Ejido.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

"Soil Use Change Permit" and surface access

As of 2012, exploration drilling permits in Mexico require a "Soil Use Change Permit," reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions on a portion of the Cinco de Mayo property with the Ejido Benito Juarez (the "EBJ") as the final component in the application for the required Soil Use Change Permit. Both the Upper Manto and Pegaso Zone are located on the portion of the Cinco de Mayo property where the EBJ controls the surface rights (but not the mineral rights, which belong to the Company).  The Company had a long-standing and productive working relationship with the EBJ and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660 from certain EJB members.  This purchase was ratified by an official Assembly of the EBJ and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the EBJ challenged the purchase, claiming the 41 rights purchased represented a 41/421 undivided interest in the EBJ owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the EBJ voted to order MAG to vacate the surface of its Cinco de Mayo property (the mineral concession rights were and are not affected).

As permission of the EBJ assembly is required to obtain surface access (and ultimately a Soil Use Change Permit), MAG continues its efforts to obtain a renewed surface access agreement with the EBJ, with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the EBJ (or of the 12,000 other citizens in the project area).

The Company remains willing to work with the EBJ and the greater community to define a comprehensive Corporate Social Responsibility Program ("CSR") to coincide with the next phases of exploration on the Upper Manto and Pegaso Zone.  MAG's objective is to ensure the EBJ and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable at this time. There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration.

The Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not held by the EBJ; including areas of some prior drilling success.  Although these areas remain of interest, the Company has no current plans to conduct surface-based exploration in these areas.

5. OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio Outlook

The Juanicipio Technical Report provides a framework on which the Technical Committee guides the continued advancement of the project.  Although Minera Juanicipio has not formally made a "production decision," Fresnillo, the project operator, has publically reported that it expects that Juanicipio will be in production by approximately 2018, and has recently indicated that plant construction would commence in the fourth quarter of 2016.  Although the Company believes this timeline laid out by the project operator is reasonable in the context of the Juanicipio Technical Report, the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances when a formal development and construction decision will be made and that mine development and production will be achieved in accordance with the Juanicipio Technical Report.

The initial 2016 Minera Juanicipio development budget is $12,800 (MAG's 44% share is $5,632), and continues to be designated primarily for continued ramp advancement and associated underground infrastructure as outlined in the Juanicipio Technical Report, as well as ongoing baseline environmental analysis, and some metallurgical and geotechnical studies.  It is expected that Minera Juanicipio will make a decision to construct the surface facilities during the year, and the 2016 development budget will likely be amended accordingly to reflect additional capital expenditures.

As noted below in Liquidity and Capital Resources, the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report.

In addition to completing the current 10,000 metre/$1,500 2015/2016 deep zone extension drilling, and the planned 2016 supplemental 8,900 metre deep and shallow infill drilling, there is an also a 2016 Minera Juanicipio exploration budget of approximately $3,200 (MAG's 44% share is $1,408), approved by the Minera Juanicipio Technical Committee for testing deep targets on the Juanicipio Vein (as opposed to the Valdecañas Vein discussed above), and for a continued search for new veins within the joint venture property.

Cinco de Mayo Outlook

Although the Company believes that its surface access will be restored to the Cinco de Mayo Property and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at an agreement that would be fully supported by the majority of the EBJ; and, the ability of the EBJ to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.   Although all work obligations to keep the claims in good standing have been fulfilled by the Company, the Company sought and was granted a formal federal exemption for 2015 exploration work commitments on the property. The Company is in the process of applying for a similar exemption for 2016 work commitments.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

6. INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. is the corporate entity through which the Company records its Investment in Associate.

For the three months ended	March 31,	March 31,
(In thousands of US dollars)	2016	2015
Joint venture oversight expenditures incurred 100% by MAG	$75	$34
Cost recoveries	(104)	-
Cash contributions to Minera Juanicipio	3,067	2,156
Total for the current period	3,038	2,190
Equity pick up of current loss for the period	(43)	-
Balance, beginning of the period	31,240	27,598
Balance, end of the period	$34,235	$29,788

During the quarter ended March 31, 2016, the Company incurred oversight expenditures on the Juanicipio Property of $75 (March 31, 2015: $34) and made joint venture advances to Minera Juanicipio of $3,067 (March 31, 2015: $2,156).  The Company also recovered land taxes previously paid.

Total Juanicipio Property expenditures incurred directly by Minera Juanicipio for the three months ended March 31, 2016 amounted to approximately $3,194 (March 31, 2015: $2,339).

7. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets as at March 31, 2016 consist of the Company's Cinco de Mayo and Guigui properties:

For the three months ended	March 31, 2016			March 31, 2015
(In thousands of US dollars)	Cinco de Mayo	Guigui	Total	Total
Acquisition costs of mineral & surface rights	$-	$-	$-	$34
Camp and site costs	21	3	24	20
Legal, community & consultation	236	-	236	181
Geological & geophysical	2	9	11	43
Land taxes and gov't fees	142	37	179	185
Travel, transport & shipping	12	2	14	25
Total for the period	413	51	464	488
Balance, beginning of the period	48,859	3,947	52,806	50,480
Balance, March 31, 2016	$49,272	$3,998	$53,270	$50,968

Cinco de Mayo Property

In the three months ended March 31, 2016, the Company incurred exploration and evaluation costs of $413 (March 31, 2015: $369) on the Cinco de Mayo property.  In addition to land taxes and other government fees of $142 (March 31 2015: $139), the principal expenditures and main focus of work has been preparations for negotiations with the local EBJ (see '"Soil Use Change Permit" and surface access' above) which has included meetings with State and Federal authorities, and with several legal and Community Relations advisors in Mexico.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Guigui Property

In the three months ended March 31, 2016, the Company incurred $51 (March 31, 2015: $119) on the Guigui property.  In addition to land taxes and other government fees of $37 (March 31, 2015: $45), the Company is re-examining possible targets within district, in part prompted by active exploration by another company immediately to the north of the central part of MAG's holdings.

8. REVIEW OF FINANCIAL RESULTS

For the three months ended	March 31,		March 31,
(In thousands of US dollars)	2016		2015

EXPENSES
Accounting and audit		$83		$86
Amortization		4		4
Filing and transfer agent fees		163		153
Foreign exchange (gain) loss		(269)		1,094
General office expenses		138		131
Legal		57		38
Property investigation costs		41		101
Management compensation and consulting fees		427		405
Share based payment expense		579		321
Shareholder relations		123		145
Travel		84		75
		1,430		2,553
Interest Income		113		92
Impairment of investment in available-for-sale securities		-		(75)
Equity pick up from Associate		(43)		-
Loss for the period before income tax	$	(1,360)	$	(2,536)
Deferred income tax recovery		63		-
Loss for the period	$	(1,297)	$	(2,536)

Three Months Ended March 31, 2016 vs. Three Months Ended March 31, 2015

The Company's net loss for the three months ended March 31, 2016 decreased to $1,297 (March 31, 2015: $2,536) largely because of a foreign exchange gain of $269 in the current quarter compared to $1,094 foreign exchange loss in the same period last year. The foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars ("C$"), while the C$ strengthened against the US$ (from December 31, 2015 to March 31, 2016, the US$/C$ exchange rate changed from 0.7225 to 0.7700).  A portion of the Company's cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $6,118 as at March 31, 2016).  The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

The Company granted no equity incentives in the quarter ended March 31, 2016 (March 31, 2015: nil) but recorded $579 (March 31, 2015: $321) of share based payment expense (a non-cash item) relating to stock options, restricted share units ("RSUs"), performance share units ("PSUs"), and deferred share units ("DSUs") vesting to employees and consultants in the period.  The increase in expense over the prior period was due to 32,865 PSUs which vested in the quarter upon the completion of the financing referred to above (see "Financial Activities" above).  Also included in the current quarter's expense was $31 of share based payment expense (March 31, 2015: nil) recorded on 3,254 DSUs granted to two directors who elected to receive their retainer and meeting fees for the period in DSUs rather than cash. The fair value of all stock option share-based payment expense is estimated using the Black-Scholes-Merton option valuation model, while the fair value of restricted, performance, and deferred share units, is based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended March 31, 2016 included accounting and audit of $83 (March 31, 2015: $86), amortization of $4 (March 31, 2015: $4), filing & transfer agent fees of $163 (March 31, 2015: $153), general office expenses of $138 (March 31, 2015: $131), legal of $57 (March 31, 2015: $38), new property investigation costs of $41 (March 31, 2015: $101), management compensation and consulting fees $427 (March 31, 2015: $405), shareholder relations $123 (March 31, 2015: $145) and travel $84 (March 31, 2015: $75), and were all either comparable with the prior period's expense or the change was not significant to the overall operations during the period.

The Company recorded interest income of $113 (March 31, 2015: $92) during the quarter ended March 31, 2016 earned on its cash holdings, and a 44% equity loss pick up from its Investment in Associate (Minera Juanicipio) amounting to $43 (March 31, 2015: Nil), which relates to a foreign exchange loss.

The $63 deferred tax recovery for the quarter ended March 31, 2016 (March 31, 2015: Nil) is related to the partial reversal of a deferred tax liability that was set up at December 31, 2015 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 17.34 Pesos/US$ on December 31, 2015 to 17.25 Pesos/US$ on March 31, 2016, a portion of the previously recognized deferred tax liability was reversed in the period.  The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized once the Company's exploration properties are developed and in production.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

For the three months ended	March 31,		March 31,
(In thousands of US dollars except shares and per share amount)	2016		2015

Loss for the period	$	(1,297)	$	(2,536)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on marketable securities, net of taxes		1,326		(74)
		1,326		(74)

Total comprehensive income (loss)		$29	$	(2,610)

Basic and Diluted loss per share	$	(0.02)	$	(0.04)
Weighted Average number of shares outstanding - Basic and Diluted		72,772,656		69,039,998

During the quarter ended March 31, 2016, the Company recorded an unrealized gain in Other Comprehensive Income of $1,326 (March 31, 2015: loss of $74) on marketable securities it had strategically acquired. These marketable securities were sold subsequent to the quarter end (see "Subsequent Events" below).

9. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS")) (expressed in US$000's except Net Loss per Share):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per Share
March 31, 2016	$113	$(1,297)	$(0.02)
December 31, 2015	$64	$(10,169)	$(0.15)
September 30, 2015	$66	$(1,988)	$(0.03)
June 30, 2015	$67	$(2,136)	$(0.03)
March 31, 2015	$92	$(2,536)	$(0.04)
December 31, 2014	$105	$(9,303)	$(0.14)
September 30, 2014	$72	$(3,680)	$(0.05)
June 30, 2014	$29	$(2,057)	$(0.03)
Notes:
(1)	The Company's only source of revenue during the quarters listed above was interest earned on bank cash balances. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property write-offs, and deferred tax expense) as described in "Review of Financial Results" above.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

10. CASH FLOWS

The following table summarizes cash flow activities:

For the three months ended	March 31,	March 31,
(In thousands of US dollars)	2016	2015

Operations	$(1,015)	$(1,046)
Changes in non-cash working capital	(147)	100
Operating activities	(1,162)	(946)

Investing activities	(3,708)	(2,737)
Financing activities	71,194	1,441

Change in cash during the period	66,324	(2,242)

Effects of exchange rate changes on cash	280	(770)

Cash, beginning of period	75,424	86,280
Cash, end of period	$142,028	$83,268

Operating Activities

During the quarter ended March 31, 2016, the Company used $1,015 in cash for operations compared to $1,046 used in the quarter ended March 31, 2015.  In the quarter ended March 31, 2016, the Company's non-cash working capital increased by $147 (quarter ended March 31, 2015, decreased by $100).

Investing Activities

During the quarter ended March 31, 2016, the Company invested cash of $3,708, compared to $2,737 in the quarter ended March 31, 2015.  The primary investment of cash in the current quarter was to fund advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $3,034 (March 31, 2015: $2,191).  The Company makes cash advances to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the quarter ended March 31, 2016, the Company also expended $663 (March 31, 2015: $437) on its other exploration and evaluation properties.

Financing Activities

During the quarter ended March 31, 2016, the Company's net cash from financing activities amounted to $71,194, a significant increase compared to $1,441 in the quarter ended March 31, 2015.

As discussed above in "Financing Activities," on March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006.  On March 4, 2016, the underwriters exercised in full an associated 15% over-allotment option, and the Company issued an additional 1,335,750 common shares for additional gross proceeds of $9,751.  Total gross proceeds were $74,757, and combined net proceeds amounted to $70,699.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

During the quarter ended March 31, 2016, 71,000 stock options were exercised for cash proceeds of $495 (March 31, 2015: 239,100 stock options were exercised for cash proceeds of $1,441).  An additional 435,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (March 31, 2015: 220,500), whereby 77,529 shares were issued in settlement of the stock options (March 31, 2015: 73,440), and the remaining 357,471 options were cancelled (March 31, 2015: 147,060).

11. FINANCIAL POSITION

The following table summarizes the Company's financial position as at:

( In thousands of US dollars)	March 31, 2016	March 31, 2015

Cash	$142,028	$83,268
Other current assets	2,263	1,058
Total current assets	144,291	84,326
Equipment	45	49
Investment in Associate	34,235	29,788
Exploration and evaluation assets	53,270	50,968
Option to acquire Mineral Interest	-	3,582
Total assets	$231,841	$168,713

Total current liabilities	$795	$589
Deferred income taxes	5,102	3,682
Total liabilities	5,897	4,271
Total equity	225,944	164,442
Total liabilities and equity	231,841	168,713

Total cash and current assets increased respectively from $83,268 and $84,326 at March 31, 2015 to $142,028 and $144,291, respectively, at March 31, 2016.  The increase is primarily due to the funds raised from the bought deal financing which closed in the current quarter (as referred to above in "Financing Activities").  Other current assets as at March 31, 2016 included marketable securities of $1,605 (March 31, 2015: $215), and accounts receivable of $202 (March 31, 2015: $297).  The accounts receivable is comprised primarily of Mexican value added taxes ("IVA") repayable to the Company by the Government of Mexico, for which the Company expects a full recovery.

The increase from March 31, 2015 to March 31, 2016 in Investment in Associate from $29,788 to $34,235, and in Exploration and Evaluation assets from $50,968 to $53,270, reflects the Company's ongoing investment in the properties as discussed in "Investing Activities" above.  The decrease to Nil of the Option to acquire Mineral Interest reflects the write off of the Salamandra option as at December 31, 2015.

Current liabilities at March 31, 2016 amounted to $795 (March 31, 2015: $589) and are attributable to accrued exploration and administrative expenses. The deferred income tax liability increased from $3,682 to $5,102 at March 31, 2016.  The increase is in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The variation in total equity is due primarily to the aforementioned public offering completed during the quarter ended March 31, 2016.

12. LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2016, the Company had working capital of $143,496 (March 31, 2015: $83,737) including cash of $142,028 (March 31, 2015: $83,268).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company may require additional capital in the future to meet its project related expenditures..

Funding of the Juanicipio Development

The Juanicipio Technical Report estimated total project capital costs of $302,000 inclusive of capitalized operating costs (MAG's 44% share is $132,880) over 3.5 years from the start of development.  As the first 33 months of development, as envisioned under the Juanicipio Technical Report, are primarily focused on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio, and Minera Juanicipio has not yet evaluated and proposed a budget for beyond 2016.

To March 31, 2016, approximately $26,000 of the Juanicipio development has been funded by the joint venture partners (MAG's share funded to December 31, 2015 is approximately $11,440), leaving approximately $276,000 (MAG's 44% share is approximately $121,440) of remaining mine development expenditures to complete the Juanicipio mine according to the Juanicipio Technical Report. Given this progress to date, and the Company's cash on hand ($142,028 as at March 31, 2016), the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report.  However, should the scale and scope of the development change, or should the capital required to complete the development exceed the amount envisioned in the Juanicipio Technical Report, the Company's cash resources may not be sufficient to fund its 44% share of the project development. Accordingly the Company may need to raise significant additional capital in the future under such circumstances, and future liquidity may therefore depend upon the Company's ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company's ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

The Preliminary Economic Assessment set out in the Juanicipio Technical Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the Preliminary Economic Assessment set out in the Juanicipio Technical Report will be realized.  As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to capital and operating costs, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the Juanicipio Technical Report.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

Actual vs Expected Use of Proceeds – Prior Financings

In the Company's Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the "Offering Documents"), the Company provided the expected use of proceeds with respect to each offering.  The table below provides a comparison of the Company's actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$431
Development expenditures at the Juanicipio Property	$71,470	$9,561 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -
(1) Cash calls advanced to the Juanicipio Property are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing U.S.$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre U.S.$1,500 (MAG's 44% share is U.S.$660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, and was not anticipated in the 2014 offering.

(3) As the first 33 months of development focuses primarily on ramp decline, the majority of the capital expenditures are yet to be incurred, and are expected to be incurred in the latter part of the development schedule (2016-2018).

13. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total (1)	$-	$-	$-	$-	$-

Office Lease	473	120	272	81	-
Total Obligations	$473	$120	$272	$81	$-
(1) Although the Company makes cash advances to Minera Juanicipio as cash called by operator Fresnillo (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.
Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.
The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such costs if incurred.

14. SHARE CAPITAL INFORMATION

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at May 12, 2016, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	79,978,933
Stock Options	2,914,688	$5.35 - $12.19	1.2 years to 4.6 years
Performance Share Units("PSUs")	81,892	1:1	4.6 years
Restricted Share Units("RSUs")	74,438	1:1	3.2 to 4.1 years
Deferred Share Units ("DSUs")	303,795	1:1	n/a (1)
Fully Diluted	83,353,746

 (1) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

15. OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the EBJ (see '"Soil Use Change Permit" and surface access' above).  It is anticipated that the ultimate resolution to this situation will include a comprehensive CSR program to coincide with the next phases of the Company's exploration activity.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

16. TREND INFORMATION

As both the price of, and the market for, silver is volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company's operations and market value.

The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company's ability to meet its objectives.

Surface rights in general in Mexico are often owned by local communities or "Ejidos" and there has been a recent increasing trend in Mexico of Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend (see "Exploration - Cinco de Mayo" above).  Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delay and expenses in defending such challenge and, if the challenge is successful, the Company's interest in a property could be materially adversely affected.  Also see "Risks and Uncertainties" below.

Apart from these and the risks referenced below in "Risks and Uncertainties," management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company's business, financial condition or results of operations.

17. RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form ("AIF") dated March 28, 2016 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2016).

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

18. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

19. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Property and the Cinco de Mayo Property.

During the quarter ended March 31, 2016, the Company accrued or paid Cascabel and IMDEX $285 (March 31, 2015: $359), including fees to IMDEX related to services provided by Dr. Megaw of $70 (March 31, 2015: $75).  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at March 31, 2016 is $192 related to these services (March 31, 2015: $220).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company had entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company.  The consulting contract expired on December 31, 2015, and no consulting fees were paid the quarter ended March 31, 2016 (March 31, 2015: C$10) and there are nil payables related to such services as at March 31, 2016 (March 31, 2015: C$4).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's subsidiaries and ownership interests are as follows:
Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2016 (%)	2015 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at March 31, 2016, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended March 31,
	2016	2015

Salaries and other short term employee benefits	$248	$261
Share based payments	484	166
	$732	$427

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, and the Chief Financial Officer.

20. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company's unaudited condensed interim consolidated financial statements as at March 31, 2016 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties ("exploration and evaluation" assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options.

21. CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at March 31, 2016. These include:

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior years was interest income from high interest savings accounts but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has not early adopted this standard, and is currently evaluating the impact it is expected to have on its consolidated financial statements.

22. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's disclosure controls and procedures as of March 31, 2016 through inquiry and review, as well as by drawing upon their own relevant experience.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as at March 31, 2016.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2016 were approved by the Board on May 10, 2016.  The Board's review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

MAG SILVER CORP.
Management's Discussion & Analysis
For the three months ended March 31, 2016
(expressed in thousands of US dollars except as otherwise noted)

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company's internal control over financial reporting as of March 31, 2016 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

23. SUBSEQUENT EVENTS

Subsequent to March 31, 2016, the Company:

a)	Issued 95,750 common shares pursuant to the exercise of stock options between C$9.15 and C$10.44 for proceeds of C$974;

b)
Issued 86,518 common shares pursuant to the exercise of stock options between C$9.16 and C$12.19 exercised under a less dilutive cashless exercise provision of the plan, whereby 86,518 shares were issued in settlement of the stock options, and the remaining 240,149 options were cancelled.

c)	Sold marketable securities previously held for strategic reasons for gross proceeds of C$1,737.

24. ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.